Exhibit (a)(5)(I)

CONTACTS: Media Inquiries
Lin Cummins
(248) 435-7112
linda.cummins@arvinmeritor.com

Investor Inquiries
Alice McGuire
(248) 655-2159
alice.mcguire@arvinmeritor.com

Alternate Contacts:
Dan Katcher/Ellen Barry
Joele Frank, Wilkinson Brimmer Katcher
(212) 355-4449

ArvinMeritor Responds to Dana Complaint

     TROY, Mich., (Aug 18, 2003) – ArvinMeritor, Inc. (NYSE: ARM) today issued the following statement in response to a complaint filed in Lucas County, Ohio late last week by Dana Corporation (NYSE: DCN). This statement was delayed as a result of the power outages on Thursday and Friday in the Northeast and Midwest sections of the country.

We believe the lawsuit is entirely without merit and we will contest it vigorously. We believe that Dana’s shareowners would be better served by the Board and management working with us to quickly close a transaction that is in the best interests of both companies’ shareowners.

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As we have said before, if Dana is willing to work with us to consummate a transaction, we will analyze further whether a higher value is warranted. In addition, we are flexible in considering a mix of cash and stock if it will facilitate a transaction.

     ArvinMeritor, Inc. is a premier $7-billion global supplier of a broad range of integrated systems, modules and components to the motor vehicle industry. The company serves light vehicle, commercial truck, trailer and specialty original equipment manufacturers and related aftermarkets. In addition, ArvinMeritor is a leader in coil coating applications. The company is headquartered in Troy, MI, and employs 32,000 people at more than 150 manufacturing facilities in 27 countries. ArvinMeritor’s common stock is traded on the New York Stock Exchange under the ticker symbol ARM. For more information, visit the company’s Web site at: www.ArvinMeritor.com.

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     The solicitation and offer to purchase is made only pursuant to the Offer to Purchase and related materials that ArvinMeritor and Delta Acquisition Corp. filed with the Securities and Exchange Commission on July 9, 2003. Investors and security holders are advised to read such documents because they include important information. Investors and security holders may obtain a free copy of such documents at the SEC’s website at www.sec.gov, from ArvinMeritor at 2135 W. Maple Road, Troy, MI 48084, Attn: Investor Relations, or by contacting Mackenzie Partners, Inc. at (212) 929-5500 collect or at (800) 322-2885 toll-free or by email at proxy@mackenziepartners.com.